11016544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 52606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grace Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Hampton Road
(No. and Street)

Southampton (City) NY (State) 11968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Villante (631) 287-4633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Villante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grace Financial Group LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

EILEEN MUSARRA
Notary Public, State of New York
No. 01MU6057891
Qualified in Suffolk County
My Commission Expires Apr. 30, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Grace Financial Group LLC

We have audited the accompanying statement of financial condition of Grace Financial Group LLC (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grace Financial Group LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

GRACE FINANCIAL GROUP LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Receivable from clearing organization	$	1,299,857
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $39,702		33,498
Employee loans and advances		46,451
Prepaid expenses and other assets		144,249
TOTAL ASSETS	$	1,524,055

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	375,656
Commissions payable		244,104
Loan payable to bank		147,845
Total liabilities		767,605
Commitments and contingencies (Notes 9 and 10)		
Members' equity		756,450
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,524,055

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association, NYSE ARCA Inc., NASDAQ Stock Market and the BATS Exchange Inc.

The Company provides execution services for hedge funds, money managers, registered investment advisors, institutional clients, and high net worth individuals.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records securities transactions and related commission income and expenses on a settlement date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade date basis.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United Sates of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances to employees. The advances are generally short term in duration and are recovered from the commissions generated by the employees. Advances are non-interest bearing. At December 31, 2010, the amount of advances were considered to be fully recoverable by the Company.

NOTE 4. RECEIVABLE FROM CLEARING BROKER

At December 31, 2010, the receivable from the Company's clearing broker (see Note 5) consisted of cash of $776,122, representing the clearing deposit required under the clearing agreement, and commissions receivable from December 2010 customer securities transactions due to the Company of $523,735.

NOTE 5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to another broker-dealer (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2010, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker.

NOTE 6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2010:

Furniture	$	3,556
Equipment		47,207
Software		1,537
Leasehold improvements		20,900
		73,200
Less: accumulated depreciation and amortization		(39,702)
Furniture and equipment, net	$	33,498

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2010:

Operating expenses	$	178,806
Bank overdraft		196,850
Total	$	375,656

NOTE 8. INCOME TAXES

The Company files its income tax returns as a limited liability company; as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in the United States federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

NOTE 9. BANK LOAN

The Company has an unsecured line of credit in the amount of $250,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1%. The loan is renewable annually. At December 31, 2010, the outstanding balance was approximately $148,000. The loan is guaranteed by the managing member of the Company.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in several locations under operating leases that expire through March 2017. The approximate future minimum payments required as of December 31, 2010, over the terms of the current leases are as follows:

Year ending December 31:	
2011	$ 99,560
2012	105,620
2013	108,787
2014	112,044
2015	115,391
Thereafter	74,531
	$ 615,933

NOTE 11. MEMBERS' EQUITY

The Company has two classes of member interests, Class A and Class B. Pursuant to the Company's limited liability company agreement ("LLCA"), net income and distributions as defined in the LLCA are to be made first to Class A members to repay all original capital contributions and to repay all outstanding loans made by Class A members to the Company, and second, (a) 80% among Class A members in proportion to the number of Class A units held and (b) 20% among Class B members in proportion to the number of Class B units held. Profits and losses are allocated among the members as provided for in the LLCA.

In 2008, the Company established an equity purchase plan (the "Plan") for those individuals employed with the Company more than four years who chose to purchase Class B interests in the Company. Pursuant to this plan, eligible employees may acquire up to a total of 20% of the Company's authorized membership units based on a calculated value for the Company as set forth in the plan. Class B members have voting rights proportionate to the percentage of their acquired interests to the total. At December 31, 2010, Class B members represent 4% of the Company's total member interests.

NOTE 12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company's net capital was approximately $531,000, which exceeded the minimum net capital requirement of approximately $51,000. The Company's percentage of aggregate indebtedness to net capital was 144% at December 31, 2010.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2010, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $51,000.